UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 001-42189

Orangekloud Technology Inc.
(Registrant’s Name)

70 Bendemeer Road

#04-04 Luzerne

Singapore 339940

+65 6317 2050
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Nasdaq Minimum Bid Price Deficiency Letter

As previously disclosed, on April 11, 2025, Orangekloud Technology Inc. (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from February 27, 2025 to April 10, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share. Nasdaq has provided the Company with an 180 calendar days compliance period, or until October 8, 2025, in which to regain compliance with Nasdaq continued listing requirement.

On October 10, 2025, the Company received notification from Nasdaq that staff has determined that for the 10 consecutive business days, from September 29, 2025 to October 10, 2025, the closing bid price of the Company’s Class A ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and this matter is now closed.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orangekloud Technology Inc.

Date: October 14, 2025	By:	/s/ Goh Kian Hwa
	Name:	Goh Kian Hwa
	Title:	Chief Executive Officer

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